
Mail Stop 3030

May 18, 2016

Via E-mail
Matthew L. Trerotola
President and Chief Executive Officer
Colfax Corporation
420 National Business Parkway, 5th Floor
Annapolis Junction, MD 20701

      Re: **Colfax Corporation**
             Form 10-K for Fiscal Year Ended December 31, 2015
             Response Dated May 9, 2016
             File No. 001-34045

Dear Mr. Trerotola:

      We have reviewed your May 9, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 26, 2016 letter.

Response Dated May 9, 2016

1.   We note your response to prior comment 1. If you believe your stock price relates to the alignment of the interests of shareholders with the rewards to your executives, as indicated in your response, it continues to be unclear how you determined such interests are aligned as a result of the Special Grants. Specifically, how did you consider the stock price decline noted in your disclosure in determining the alignment of those interests and to award the Special Grants? We note that according to your disclosure, the Special Grants permit your executives an additional opportunity to be rewarded, with performance measured and exercise prices set at the grant date, following the decline in your stock price. However, it does not appear that your shareholders will have a similar opportunity to benefit, as those who continue to hold shares will do so at a lower price. Please revise to clarify. Additionally, while we note you have not "amended or

cancelled" or repriced any outstanding awards, the options awarded as part of the Special Grants appear to achieve a similar purpose. That is, as your disclosure notes, those grants were made at least in part due to prior grants being underwater.

Please contact Caleb French, Law Clerk, at (202) 551-6947 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Ronald O. Mueller
        Gibson, Dunn & Crutcher LLP